

November 8, 2013

Via E-mail
Mr. John G. Shanahan
Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery Drive, Suite G
Spokane Valley, Washington 99206

> **Re:** **Revett Minerals Inc.**
> **Registration Statement on Form S-4**
> **Filed October 22, 2013**
> **File No. 333-191839**

Dear Mr. Shanahan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the company has incorporated by reference a number of previously filed periodic and current reports. However, it does not appear that the company is eligible to incorporate information into this Form S-4 by reference to these reports because it appears that the company has not filed in a timely manner all reports required to be filed pursuant to Exchange Act Section 13, 14 or 15(d) for the 12 calendar months immediately preceding the filing of this Form S-4. See General Instruction I.A.3 of Form S-3. For example, the Form 10-K for the fiscal year ended December 31, 2012 does not properly incorporate Part III information because the definitive proxy statement was not filed within the 120-day period prescribed by General Instruction G(3) to Form 10-K. Therefore, the Form 10-K appears to be materially deficient. In addition, it appears that the company has not filed a Form 8-K to provide the information required by Item 5.07(d) of Form 8-K within the 150-day period prescribed by Item 5.07(d). Please amend this Form S-4 to include all the information required by Form S-4 without incorporating

such information by reference to previously filed reports or advise us why you believe the company meets the requirements for use of Form S-3.

2.   We also note that it does not appear that the company is eligible to incorporate certain information with respect to the company by reference to previously filed reports because the company does not appear to meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3. In that regard, please explain how you calculated the public float as of a recent date.

3.   Please confirm that the to-be-formed Delaware corporation, Revett Mining Company, Inc., will file a post-effective amendment to this registration statement on Form S-4 and the registration statement on Form S-8 filed on November 19, 2009 expressly adopting such statements as its own registration statements for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect pursuant to Rule 414(d) of Regulation C. For guidance, see Securities Act Rules, Compliance and Disclosure Interpretations, Question 611.03, which is available on our website.

United States and Canadian Income Tax Considerations, page 27

4.   Please file an opinion regarding the tax consequences of the domestication as required by Item 601(b)(8) of Regulation S-K and include a reference to such opinion in this section. In that regard, we note your disclosure on page 36 that "[c]ertain legal matters relating to Canadian tax consequences of the domestication will be passed upon by Gowlings LLP." Please refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Undertakings, page II-4

5.   Please include the undertakings required by Item 512(a) of Regulation S-K.

Signatures, page II-5

6.   Please indicate the date on which Mr. Shanahan signed the registration statement on behalf of the registrant.

Exhibit 24.1

7.   Please indicate the date on which Mr. Shanahan signed the registration statement in his capacity as chief executive officer and director. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures in Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 255-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director